L-3 COMMUNICATIONS HOLDINGS, INC.

L-3 COMMUNICATIONS CORPORATION

600 THIRD AVENUE

NEW YORK, NY 10016

November 25, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.

L-3 Communications Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 25, 2014

Form 10-K/A for the Year Ended December 31, 2013

Filed October 10, 2014

Response dated October 23, 2014

File No. 001-14141

File No. 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated November 13, 2014, relating to the above-referenced documents.

For your convenience, the text of the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter.

Revenue Recognition, page F-10

1.	We note your response to comment 4. We also note in your press release dated October 14, 2010, announcing the award of a contract for turnkey life-cycle contractor support (LCCS) for C-12, RC-12 and UC-35 aircraft, you state that “The L-3 SFS operating unit in Madison, Miss., is responsible for total aircraft system maintenance, repair, modification, service, logistical support and management processes for the worldwide fleet of approximately 190 aircraft.” Furthermore, you reported that “L-3 SFS will be supported by a team that includes M1 Support Services, Hawker Beechcraft Services, Sierra Industries, Cessna and Aerospace Products International.” Regarding this press release, please explain the nature of the modifications performed by L-3 SFS and the nature of the services that required the support of the above mentioned team. Also, please tell us if the team members were subcontractors and explain your responsibilities relating to the work performed by them in connection with the contract. Tell us how you considered these activities under the guidance in ASC 605-35-15-3c.

The Company advises the Staff that the “modification” work in the October 14, 2010 contract award press release (the “Press Release”) relates to one of the work items that the U.S. Army (the “Army”), at its discretion, may order pursuant to task orders under the terms of the Army C-12 revenue arrangement. These modification task orders are separate and distinct from the basic maintenance and repair services revenue arrangement to provide Life Cycle Contractor Support (“LCCS”) services for the Army C-12 aircraft, which is the vast majority of the work awarded under this revenue arrangement. Specifically, as it relates to modifications, the Company performed or is performing design and development activities in connection with the installation of avionics and other subsystems on an aircraft pursuant to 12 task orders. These 12 task orders are within the scope of ASC 605-35 because the extensive nature of the changes results in a new aircraft model designation for the Army, or significantly updated and redesigned cockpit display and mission equipment. The Company recorded cumulative sales of $34 million (5% of total sales recorded to date) and cumulative profit of $2 million related to these 12 task orders since contract inception. The total contract value of the Army C-12 revenue arrangement is approximately $822 million of which these 12 task orders represent approximately $49 million.

The Company advises the Staff that the Company has recorded the sales and costs on these 12 task orders when the work scope on each aircraft was completed and accepted by the customer in accordance with ASC 605-10-S99 (formerly Staff Accounting Bulletin No. 104, Revenue Recognition). However, there is no accounting impact to the amounts or timing of sales and costs recognized by the Company under ASC 605-10-S99 and ASC 605-35 because the Company has not incurred losses in connection with these 12 task orders and related units of accounting. These task orders include work scope for a single aircraft or for multiple aircraft. Regardless of the number of aircraft associated with a task order, each aircraft represents a separate deliverable and separate unit of accounting in accordance with ASC 605-25-25-5.

The Company supplementally advises the Staff that of the 12 task orders discussed above, the Company identified a single task order where sales of $8 million and profits of $0.4 million were recorded erroneously based on milestone billings to the Army instead of when the work scope was completed and the Army accepted the aircraft. Accordingly, the Company will make a correction during the fourth quarter of 2014 to reduce sales by $6 million and profit by $0.3 million.

As requested by the Staff, below is a list of each team member mentioned in the October 14, 2010 press release and nature of the services they provide to L-3 in their role as a subcontractor to L-3.

•	M-1 Support Services – provides labor to support site maintenance operations in both the continental U.S. and outside the continental U.S. (the Company utilizes M-1 Support Services in part to meet small business participation requirements);

•	Hawker Beechcraft Services (“HBS”) – parts supplier and Aircraft Condition Inspection (ACI) vendor for the C-12 and RC-12 variants of the aircraft. Services include heavy maintenance (depot level) activities such as engine repairs, landing gear replacements, and repairs to props. HBS performs this service as a subcontractor to the Company at the HBS facility in Wichita, Kansas;

•	Sierra Industries – ACI vendor for the UC-35 variant of the aircraft. Services include heavy maintenance (depot level) at the Sierra Industries facility in Uvalde, Texas. The Company terminated the relationship with this vendor in the fourth quarter of 2012;

•	Cessna – supplier of parts for the UC-35 variant of the aircraft; and

•	Aerospace Products International – provides a centralized warehouse for parts distribution located in Southaven, MS. The relationship with this vendor was terminated in the second quarter of 2012.

Each team member above serves or served as a subcontractor to the Company, but does not perform services in connection with the 12 task orders discussed above. The Company is the primary contractor and, as such, has full responsibility for the execution of the contract and delivery of services to the Army, whether provided directly by the Company or by a subcontractor. As a result, the Company is responsible for ensuring that its subcontractors perform any duties or activities assigned to them in accordance with the terms of the contract with the Army. The Company retains all risks for ensuring performance by its subcontracts and also retains all collection risk from the Army.

*        *        *

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (212) 805-5261.

Sincerely,

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio Senior Vice President and Chief Financial Officer